Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$380	$215	$292	$260	$368
Fixed charges	123	130	129	140	155
Distributed income of equity investees	16	11	16	16	10
	519	356	437	416	533
Less preference security dividend requirements	—	—	—	5	37
Earnings	$519	$356	$437	$411	$496

Interest	$102	$113	$113	$118	$99
Interest element of rentals	21	17	16	17	19
Preference security dividend requirements	—	—	—	5	37
Fixed charges	$123	$130	$129	$140	$155

Ratio of earnings to fixed charges	4.22	2.74	3.39	2.94	3.20